SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

_______________________

SILICOM LTD.
 (Translation of Registrant's name into English)

_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Attached hereto and incorporated by reference herein is Registrant's press release dated July 22nd, 2013 announcing Registrant's second quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  July 22nd, 2013

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Strong Results for Q2 & H1 2013:
 3RD Straight Quarter With ~50% YOY Revenue
Increase; Q2 Non-GAAP EPS of $0.48

KFAR SAVA, Israel, July 22, 2013 --Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today reported its financial results for the second quarter and first half ended June 30, 2013.

Financial Results

Q2 2013: Revenues for the second quarter increased by 51% to $15.7 million from $10.4 million in the second quarter of 2012. This is Silicom’s third straight quarter with approximately 50% year-over-year revenue increase.

On a GAAP basis, net income for the period totalled $3.3 million, or $0.45 per diluted share ($0.46 per basic share), a 44% increase compared with $2.3 million, or $0.33 per basic and diluted share in the second quarter of 2012.

On a non-GAAP basis (as described and reconciled below), net income totalled $3.5 million, or $0.48 per diluted share ($0.49 per basic share), a 45% increase compared with $2.4 million, or $0.34 per diluted and basic share, for the second quarter of 2012.

H1 2012: Revenues for the first half of 2013 increased by 50% to $30.7 million from $20.5million in the first half of 2012.

On a GAAP basis, net income for the period totalled $6.4 million, or $0.89 per diluted share ($0.90 per basic share), up 50% compared with $4.3 million, or $0.61 per basic and diluted share, in the first half of 2012.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $6.7 million, or $0.93 per diluted share ($0.95 per basic share), a 51% increase compared with $4.5 million, or $0.63 per diluted share ($0.64 per basic share), for the first six months of 2012.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “The second quarter was another period of strong momentum marked by 50% revenue growth and significant new Design Wins with both new and existing customers.

“During the quarter, we were excited to report two major deals: one with a long-term strategic customer, which is now standardizing on our solutions for a variety of modules and appliance product lines, ramping our sales to that customer to about $4 million per year; and a Design Win from an important new customer for SETAC kits and modules with potential sales of about $1 million per year. Both of these customers are considering ways to use additional Silicom products in more of their products: a concrete demonstration of the continued growth-driving power of our 90+ customers.”

Mr. Orbach continued, “In fact, close customer relationships such as these are the ‘secret weapon’ that enables us to continue creating truly innovative solutions – solutions that match the real needs and the new trends emerging in this rapidly evolving industry, while at the same time expanding our total addressable market. With the SDN, NFV, virtualization and cloud computing concepts all based on the use of standard servers, and with our solutions recognized as important building blocks for enhancing standard server performance, we now have a major opportunity to benefit from these new market trends. The combination of our customer-driven market insight, our technological expertise, our quick response time and our collaborative approach helps us take full advantage of these and other external growth drivers, enabling us to continue growing and developing our Company for the benefit of our shareholders.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, July 23rd, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 6689141
UK: 0 800-917-5108
ISRAEL: 039180609
INTERNATIONAL:  +972 39180609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery,

WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	June 30, 2013	December 31, 2012

Assets

Current assets
Cash and cash equivalents	$7,251	$13,306
Short-term bank deposits	1,500	2,527
Marketable securities	20,201	12,583
Accounts receivables: Trade, net	9,326	12,391
Accounts receivables: Other	2,595	2,234
Inventories	26,752	14,795
Deferred tax assets	115	47
Total current assets	67,740	57,883

Marketable securities	23,762	28,469
Assets held for employees’ severance benefits	1,443	1,377
Deferred tax assets	232	114
Property, plant and equipment, net	1,314	1,190

Total assets	$94,491	$89,033

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$8,660	$7,875
Other accounts payable and accrued expenses	4,145	3,914
Total current liabilities	12,805	11,789

Liability for employees’ severance benefits	2,485	2,278

Total liabilities	15,290	14,067

Shareholders' equity
Ordinary shares and additional paid-in capital	37,842	36,086
Treasury shares	(38)	(38)
Retained earnings	41,397	38,918
Total Shareholders' equity	79,201	74,966
Total liabilities and shareholders' equity	$94,491	$89,033

Silicom Ltd. Consolidated
Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2013	2012	2013	2012
Sales	$15,715	$10,413	$30,745	$20,514
Cost of sales	9,414	5,989	18,415	11,927
Gross profit	6,301	4,424	12,330	8,587

Research and development expenses	1,345	992	2,589	2,083
Selling and marketing expenses	864	646	1,713	1,280
General and administrative expenses	613	530	1,227	1,062
Total operating expenses	2,822	2,168	5,529	4,425

Operating income	3,479	2,256	6,801	4,162

Financial income, net	62	212	180	452
Income before income taxes	3,541	2,468	6,981	4,614
Income taxes	252	186	589	355
Net income	$3,289	$2,282	$6,392	$4,259

Basic income per ordinary share (US$)	$0.46	$0.33	$0.90	$0.61

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,115	6,930	7,089	6,929

Diluted income per ordinary share (US$)	$0.45	$0.33	$0.89	$0.61

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,263	7,020	7,218	7,021

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2013	2012	2013	2012
GAAP gross profit	$6,301	$4,424	$12,330	$8,587
(1) Share-based compensation (*)	26	4	51	8
Non-GAAP gross profit	$6,327	$4,428	$12,381	$8,595

GAAP operating income	$3,479	$2,256	$6,801	$4,162
(1) Share-based compensation (*)	167	98	332	196
Non-GAAP operating income	$3,646	$2,354	$7,133	$4,358

GAAP net income	$3,289	$2,282	$6,392	$4,259
(1) Share-based compensation (*)	167	98	332	196
Non-GAAP net income	$3,456	$2,380	$6,724	$4,455

GAAP basic income per ordinary share (US$)	$0.46	$0.33	$0.90	$0.61
(1) Share-based compensation (*)	0.03	0.01	0.05	0.03

Non-GAAP basic income per ordinary share (US$)	$0.49	$0.34	$0.95	$0.64

GAAP diluted income per ordinary share (US$)	$0.45	$0.33	$0.89	$0.61
(1) Share-based compensation (*)	0.03	0.01	0.04	0.02

Non-GAAP diluted income per ordinary share (US$)	$0.48	$0.34	$0.93	$0.63
(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))